GOPRO, INC.	Filed Pursuant to Rule 433 Issuer Free Writing Prospectus Dated June 11, 2014 (To Preliminary Prospectus dated June 11, 2014) Registration Statement No. 333-196083

GOPRO USES LOYAL3 TO INCLUDE FANS

AND CUSTOMERS IN ITS IPO

Now Everyone Can Buy IPO Stock at the Same Price as Wall Street

SAN MATEO, CA (June 11, 2014) – GoPro, Inc. today announced that it’s using the LOYAL3® Social IPO Platform™ to make an allocation of its Class A common stock being offered in its initial public offering available to customers and fans at the same price, and at the same time, as Wall Street.

Nick Woodman, GoPro Founder and CEO said, “At GoPro, we realize that it’s the people who love our products and what we do who are the real heroes here, and it just made sense for us to level the playing field and include them in our IPO.”

Barry Schneider, LOYAL3 CEO, explained “We designed our platform so companies going public, like GoPro, can offer the people who care most about their brand easy and affordable access to IPO stock at the same price as large institutions.”

The LOYAL3 platform enables investors, on a first come, first served basis, to invest between $100 and $10,000 without paying fees to invest. LOYAL3 Social IPOs require a $350 minimum account balance, but unused funds can be withdrawn at any time. The platform is open to U.S. residents only because the IPO will only be registered as a public offering in the U.S. The underwriters have reserved up to 1.5% of the Class A common stock to be sold by GoPro in the IPO through the LOYAL3 platform.

Should you choose to forward this press release to your partners, employees, or friends, you must do so without changes, in precisely this form (and only by email so that the below hyperlink to the preliminary prospectus remains active, and only to U.S. residents.)

For more information, and to view the preliminary prospectus and/or to enroll, click GoPro IPO through the LOYAL3 Platform. (https://ipo.loyal3.com/gopro)

“While with most IPOs, ‘friends and family’ are defined as a few select people, with our IPO, all of our customers and fans who love and support our brand are considered our friends and family. If it weren’t for you, we wouldn’t be here today, and not a day goes by when we don’t realize and appreciate that,” Woodman said.

GoPro, (the “Company”), has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the preliminary prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC’s website at www.sec.gov. Alternatively, a copy of the preliminary prospectus may be obtained by visiting ipo.loyal3.com/gopro or by requesting a copy from LOYAL3 Securities, Inc., PO Box 26027, San Francisco, CA 94126 or by calling toll-free 855.256-9253.

LOYAL3 Securities, Inc., is a U.S. registered broker-dealer.

About GoPro, Inc.

GoPro’s versatile cameras and accessories enable people to self-capture immersive and engaging footage of themselves enjoying their favorite activities. From extreme to mainstream, GoPro’s HERO® line of wearable and gear-mountable capture devices are transforming the way consumers, professional athletes, and video production professionals capture, manage and share meaningful photo and video content. Based in San Mateo, California, GoPro’s products are sold in more than 25,000 stores in over 100 countries worldwide and direct via GoPro.com. GoPro-branded content is shared and enjoyed by millions of people on popular media channels such YouTube, Facebook, Vimeo and Instagram.

GOPRO® and HERO® are trademarks or registered trademarks of GoPro Inc. in the United States and other countries.

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